

November 24, 2020

Frizzell Frizzell, Jr.
Chief Operating Officer
Inn of the Mountain Gods Resorts & Casino
287 Carrizo Canyon Road
Mescalero, NM 88340

  Re: Inn of the Mountain Gods Resorts & Casino
    Application for Qualification of Indenture on Form T-3
    Filed November 19, 2020
    File No. 022-29090

Dear Mr. Frizzell, Jr.:

  This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

  Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services